Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Mirant cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and Mirant does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will deliver the joint proxy statement/prospectus to their respective

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shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Below is a transcript of a call hosted by Mirant on May 7, 2010 to discuss its first-quarter 2010 earnings.

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FINAL TRANSCRIPT

Conference Call Transcript

MIR - Q1 2010 Mirant Earnings Conference Call

Event Date/Time: May 07, 2010 / 01:00PM GMT

CORPORATE PARTICIPANTS

Steve Himes

Mirant Corporation - IR

Ed Muller

Mirant Corporation - Chairman, President, CEO

Bill Holden

Mirant Corporation - SVP, CFO

John O’Neal

Mirant Corporation - SVP, Chief Commercial Officer

CONFERENCE CALL PARTICIPANTS

Jeff Kramer

UBS - Analyst

Robert Howard

Prospect Partners - Analyst

Nitin Dahiya

Nomura Securities - Analyst

Pierre Cameron

Simmons & Co. - Analyst

Brandon Blossman

Tudor Pickering Holt - Analyst

Julien Dumoulin-Smith

UBS - Analyst

Brian Russo

Ladenburg Thalmann - Analyst

Angie Storozynski

Macquarie Research - Analyst

Zakeeb Mirza

JPMorgan - Analyst

Keith Stanley

Deutsche Bank - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Mirant Corporation first-quarter 2010 earnings call. Today’s call is being recorded. For opening remarks and introductions I would like to turn the call over to Mr. Steve Himes, Director of Investor Relations at Mirant. Please go ahead, sir.

Steve Himes - Mirant Corporation - IR

Thank you, Regina. Good morning, everyone, and thank you for joining us today for Mirant’s first-quarter 2010 earnings call. If you don’t already have a copy, the press release, financial statements and first quarter filing with the SEC are available on our website at www.Mirant.com. The slide presentation is also available on our website and a replay of our call will be available approximately two hours after we finish.

Speaking today will be Ed Muller, Mirant’s Chairman and Chief Executive Officer, and Bill Holden, Mirant’s Chief Financial Officer. Also in the room and available to answer questions are John O’Neal, Mirant’s Chief Commercial Officer; Paul Gillespie, Senior Vice President of Tax; and Gary Garcia, our Treasurer.

Moving to slides 2 and 3, the Safe Harbor, during the call we will make forward-looking statements which are subject to risks and uncertainties. Factors that could cause results to differ materially from management’s projections, forecasts, estimates and expectations are discussed in the Company’s SEC filings; we encourage you to read them. Our slide presentation and discussion on this call may include certain non-GAAP financial measures. For such measures reconciliation to the most directly comparable GAAP measure is available on our website or at the end of our slide presentation. And with that I’d like to turn it over to Ed.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Thanks, Steve, and good morning, everyone. I’ll start on slide 4 and I’ll try and remember to tell you what slide I’m on. And the folks here in the room will remind me if I forget.

Let me start by reiterating some of the key aspects of our announcement on April 11, that we will merge with RRI Energy to form GenOn Energy. As we’ve previously said, we expect to complete the merger by the end of 2010. The strategic drivers of the transaction are shown on slide 4. And first among them is that the merger will create real and immediate value through the significant cost savings we expect to achieve as a merged entity.

We remain confident we will realize $150 million in annual cost savings through a reduction in corporate overhead. We expect to be able to capture these savings quickly, achieving the full $150 million run rate by the start of 2012.

Second, we will have a stronger balance sheet, ample liquidity and increased financial flexibility. This will further improve financial stability and enable the combined company to navigate better through industry cycles and commodity price fluctuations.

Third, GenOn will be one of the largest independent power producers in the United States, with over 24,700 megawatts of generating capacity. With increased scale and greater diversity across core geographies and dispatch GenOn will be strategically well-positioned in our key markets.

And fourth, we think merging these two companies now under this structure leaves both sets of stockholders well positioned to capture fully any upside resulting from improvements in market fundamentals. In essence, the stockholders of each company will be invested in the same business with a more efficient scale structure.

Turning to slide 5, the steps to close the transaction. They include our planned refinancing of both companies’ revolvers and addressing $1.8 billion of debt comprised of the following — the Mirant North America senior secured term loan due in 2013; the Mirant North America Senior Notes due in 2013; the RRI Energy secured bonds due in 2014; and RRIs Pennsylvania Economic Development Financing Authority, or PEDFA, secured notes due in 2036.

We will also need the approval of the stockholders of both Mirant and RRI. And we’ll need regulatory approvals from the FERC and the New York Public Service Commission and clearance under the Hart-Scott-Rodino Improvements Act. We made the necessary filing with the New York PSC on April 23.

Turning now on slide 6 to the first quarter. As we announced this morning, our adjusted EBITDA was $162 million, down from our results in the first quarter of 2009. Although our strategy is to hedge, the value of hedges depends on when we put them on. Given declines in commodity prices it’s to be expected that the value of our hedges in the first quarter of 2010 was less than the value of hedges in the first quarter of 2009.

We also had lower gross — energy gross margins in the northeast and lower gains from sales of emissions allowances. Some of those declines were offset by higher energy gross margins in the Mid-Atlantic. Bill Holden will go through all of this in more detail shortly.

Turning now to slide 7. In February when we announced our results for 2009 we noted that in 2009 our safety performance and commercial availability had improved significantly over prior years. As you’ll see, our performance in the first quarter this year continued that trend. Our commercial availability, that is the percent of maximum achievable gross margin that was achieved, was 93% in the first quarter.

On slide 8 we’ve provided, as we do each quarter, an update on the market in PJM since February. Natural gasses, both near-term and longer-term, have declined; power prices have declined; coal prices haven’t changed much, with the result, both near-term and longer-term, that dark spreads have compressed.

On slide 9, as we do each quarter, we show the forecasted reserve margins in the markets in which we operate. You’ll see that the reserve margins in New England and New York have improved from what we showed you last quarter. The improvements result from forecasted reductions in demand. In contrast the reserve margins in PJM, and in particular for PJM East, have declined because of some retirements and because some capacity additions are now expected to be completed later than previously expected.

It is easy in a period of recession and low commodity prices to think that we don’t need to worry about reserve margins. And that is wrong. This recession will end, perhaps it already has, and as you can see on slide 8, we are just a few years from being at a dangerous level of reserves in PJM East. Given how long it takes to add generation this is worrisome from a societal viewpoint, even if it is good news for an incumbent generator like Mirant.

On slide 10, again as we do each quarter, we show our hedge levels through 2014. You’ll note that our hedge position for both power and fuel has increased, this is largely because of lower expected generation.

On slides 11 and 12 we’ve provided our update on the Marsh Landing Generating Station. You’ll see that by the third quarter of this year we expect to have all necessary permits, to have the approval of the PPA, or Power Purchase Agreement, by the California Public Utilities Commission and to close project financing. As we said during our call in February, we expect the all-in funding requirement to be slightly over $700 million and we expect to commence construction later this year and to begin commercial operation of the station by mid-2013.

And with that I will turn this to slide 13 and to Bill Holden to walk you through the numbers.

Bill Holden - Mirant Corporation - SVP, CFO

Thank you, Ed, and good morning, everyone. As shown on slide 13, net income was $407 million for the first quarter of 2010 compared to $380 million for the same period in 2009. The increase of $27 million primarily results from an increase of $98 million in unrealized gross margin partially offset by a decrease of $32 million in realized gross margin and an increase of $32 million in operating expenses.

The increase in operating expenses included an increase of $15 million in depreciation and amortization expense principally as a result of the scrubbers that were placed in service in December of 2009. Also included was a decrease of $13 million in gains on sales of assets net as a result of lower gains on emission sales and $6 million of scrubber operating costs.

Adjusted net income was $61 million for the first quarter of 2010 compared to $115 million for the same period in 2009. The most notable items that bridge adjusted net income to net income, a GAAP measure, are unreleased gains or losses on derivatives and lower cost or market inventory adjustments net.

Unrealized gains were $352 million for the first quarter of 2010 as compared to unrealized gains of $254 million for the same period in 2009. The net unrealized gains resulted from decreases in forward filing fuel prices which resulted in unrealized gains on our hedging activities and our proprietary trading and fuel oil management activities.

Adjusted EBITDA, which is adjusted net income less interest, taxes, depreciation and amortization, was $162 million for the first quarter of 2010 as compared to $195 million for the same period in 2009. The decrease in adjusted EBITDA for the period was principally the result of lower realized gross margins. I will cover realize gross margin in more detail on the next slide.

The increase in interest, taxes, depreciation and amortization for the period over period reflects higher depreciation expense of $15 million and higher net interest expense of $14 million partially offset by a lower provision for income taxes of $8 million. And finally, our earnings per share based on adjusted net income decreased to $0.42 per share for first quarter 2010 from $0.79 per share for 2009.

Turning to slide 14. This slide presents the components of the Company’s realized gross margin for the first quarter of 2010 as well as the comparable period last year. Energy, shown as the light blue bar, decreased by $1 million. Energy represents gross margin from the generation of electricity at market prices, fuel sales and purchases at market prices, fuel handling, steam sales and our proprietary trading in fuel oil management activities.

Contracted & Capacity, the dark blue bar, represents gross margin received from capacity sold in ISO and RTO administered capacity markets through (inaudible) contracts, through towing agreements, and from ancillary services. The $8 million increase for the period resulted primarily from higher capacity revenues in Mid-Atlantic and California.

And finally, realized value of hedges, the yellow bar, was down by $39 million for the period principally because our power hedges for 2010 were executed at lower prices than our power hedges for 2009. These amounts reflect the actual margin upon settlement of our power and fuel hedging contracts and the difference between market prices and contract costs the coal that we have purchased under long-term agreements.

Our hedging contracts include sales of both power and natural gas used to hedge power prices, as well as hedges to capture the incremental value related to the geographic location of our physical assets.

Turning to slide 15. This slide presents cash flow information for the first quarter 2010 and the comparable period for 2009. The increase of $31 million in cash provided by operating activities for the first quarter 2010 was principally related to an increase of $84 million related to changes in net accounts receivable and payable partially offset by lower realized gross margin of $34 million excluding the effect of non-cash lower cost or market adjustments on fuel inventory and a decrease of $26 million related to changes in collateral primarily as a result of changes in forward energy prices.

Adjusting for cash received from the sale of emissions allowances arrives at adjusted net cash provided by operating activities of $304 million for the first quarter. Reducing these amounts for total capital expenditures, excluding capitalized interest, results in adjusted free cash flow of $219 million for the quarter.

Our Maryland Healthy Air Act capital expenditures are nonrecurring in nature, therefore a more meaningful presentation of free cash flow is to use free cash flow adjusted for these amounts. Accordingly, adding back actual expenditures for this program results in adjusted free cash flow of $267 million or $1.83 per share for the quarter.

Turning to page 16. This slide presents our debt and liquidity as of March 31, 2010. Consolidated debt was $2.564 billion at March 31. Consolidated debt is $67 million lower than at year end principally because of a mandatory principal prepayment and quarterly amortization on the term loan at Mirant North America.

As of March 31, Mirant had total cash and cash equivalents of $2.105 billion of which $553 million was restricted at Mirant North America and its subsidiaries and not available for distribution to Mirant. We do not expect a restriction on distributions from Mirant North America to have any effect on operations. And finally, our total liquidity, including amounts available under the Mirant North America revolver and the synthetic LC facility was $2.729 billion.

Turning to slide 17. The slide presents a breakdown of our projected capital expenditures for 2010 and 2011. We expect to pay the remaining $269 million related to the Maryland Healthy Air Act in 2010. $48 million of this amount was paid in Q1. Other environmental expenditures includes the remaining $33 million deposited into escrow in the third quarter of 2008 and expected to be spent between 2010 and 2012 for control of small dust particles pursuant to the Potomac River settlement.

Our estimate for normalized maintenance capital expenditures after 2010 remains at approximately $50 million to $60 million per year and reflects the current outlook for commodity prices. Construction expenditures included the estimated amounts for the construction of our Marsh Landing generating facility which will commence operations in mid 2013. And with that I’ll turn it back to Ed who will wrap up and open the call to your questions.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Thanks, Bill. I’m on slide 18. And to wrap up our presentation here let me reiterate as I began, the creation of GenOn Energy by the merger of Mirant and RRI will deliver significant value to our stockholders and we expect to complete this transaction later this year.

Second, hedging has cushioned Mirant in the first quarter from the effects of relatively low commodity prices, although not quite as much of a cushion as we had a year ago in the same quarter.

The supply/demand balance is forecasted in PJM and particularly in PJM East to tighten, although at a slower pace than previously projected.

And Mirant continues to make progress on permitting, financing and commencing construction of its Marsh Landing generating facility later this year so that we can go into commercial operation in mid 2013.

And with that, Regina, we’re ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Jeff Kramer, UBS.

Jeff Kramer - UBS - Analyst

Thanks, good morning. I was just wondering if you could, I guess, update us on where you are with the financing with the expected timing and is this still expected to take place at the GenOn level entirely.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Bill, you want to take that?

Bill Holden - Mirant Corporation - SVP, CFO

Yes. Our thinking with respect to the financing hasn’t changed. We expect to replace the revolvers at both Mirant and RRI with the new revolving credit facility at the GenOn level and we expect to address the $1.8 billion of debt by refinancing that with new senior notes at the GenOn level. The financing is progressing, both companies have been working on it together and we’re still confident that we can close and certainly in time to meet the schedule of closing the transaction.

Jeff Kramer - UBS - Analyst

Okay. And with regards to the debt at Mirant North America, I mean is there really any, I guess, situation here where that debt would remain outstanding? I mean, it seems like you’re pretty focused on removing the debt at (inaudible). Would you agree?

Bill Holden - Mirant Corporation - SVP, CFO

Our plan is to refinance that debt with new debt at the GenOn Energy level.

Jeff Kramer - UBS - Analyst

Okay, thank you.

Operator

Robert Howard, Prospect Partners.

Robert Howard - Prospect Partners - Analyst

Good morning. I just wanted to ask, your CapEx forecast for 2011 changed a little bit — from last quarter. It looked like the Marsh Landing number got knocked down, so I was wondering what was going on there?

Bill Holden - Mirant Corporation - SVP, CFO

Hey, Rob, this is Bill. What we’ve done is as we’ve moved forward with the development of Marsh Landing we have refined the timing of the capital expenditures that we expect from Marsh Landing. And so you’ve seen some shifting between years, although our overall expected funding cost hasn’t really changed.

Robert Howard - Prospect Partners - Analyst

Okay. So — all right. So it’s still the stain the same cost — I guess is there more — will that be changing further over time or how much more is there to lock it down or whatever?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Rob, it’s Ed. We yesterday signed the EPC contract for this project with (inaudible) which is disclosed in the 10-Q which we have filed today. And that’s for a price of around $500 million. So I think we’re getting very close to tying down the pieces here.

Robert Howard - Prospect Partners - Analyst

Okay. And I can’t remember, but I guess there’s no guidance in the presentation or updates on that because of the whole merger process, is that right?

Ed Muller - Mirant Corporation - Chairman, President, CEO

That is correct.

Robert Howard - Prospect Partners - Analyst

Okay. That’s it for me. Thanks.

Operator

Nitin Dahiya, Nomura Securities.

Nitin Dahiya - Nomura Securities - Analyst

Good morning. So I think, Bill, thanks for clarifying that because I think there was some — on the question of which entity that would be issued there was some confusion at the RRI call, so thanks for clarifying that.

Bill Holden - Mirant Corporation - SVP, CFO

Sure.

Nitin Dahiya - Nomura Securities - Analyst

On a different topic, Ed, as you look at the combined business how do you look at sizing the trading side of it? Because if a recall — in the past you have suggested about a $50 million kind of normalized contribution from the trading side, but now that the business is much larger are you revisiting that?

Ed Muller - Mirant Corporation - Chairman, President, CEO

No, we still expect and contemplate the same level of results there.

Nitin Dahiya - Nomura Securities - Analyst

I see. And - okay, thank you very much.

Operator

[Pierre Cameron], Simmons & Co.

Pierre Cameron - Simmons & Co. - Analyst

Good morning. Just two questions. The first is, where are your current coal inventories in days of burn? And then the second question on coal, have you noticed any declines in coal deliveries recently due to safety driven supply challenges in Appalachia? Thank you.

Ed Muller - Mirant Corporation - Chairman, President, CEO

John, do you want to take these?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Yes. Yes, this is John O’Neal. Our coal inventories, which got drawn down fairly significantly during the winter with the weather and storm-related events, have built up nicely through the end of Q1 and here into Q2. At Chalk Point we’re well north of 20 days and similar at Dickerson we’re building nicely.

At Morgantown we are going to have lower inventories this summer because we’re in the process of completing a coal blending facility which, because of that, we will just manage at a lower inventory level until that project is completed, somewhere around 10 to 15 days of supply. As to your second question, we have not noticed any change in our deliveries because of anything related to the mine accident.

Pierre Cameron - Simmons & Co. - Analyst

So do you think you’re going to have to access the spot market at all this year in any significant way?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Well, if you look at our hedge percentages, we have been — we do have some open coal to buy, we have some open position for the balance of the year. So that has created some opportunities for us to go into the spot market and we have made a few spot purchases here in Q2 and would expect that we make a few additional ones over the balance of the year. So, yes, we have been in the spot market somewhat.

Pierre Cameron - Simmons & Co. - Analyst

Thank you very much.

Operator

Brandon Blossman, Tudor Pickering Holt.

Brandon Blossman - Tudor Pickering Holt - Analyst

Good morning, guys. Bill, can you comment on the project structure or the project capitalization for Marsh Landing? How much debt are you thinking about taking out there?

Bill Holden - Mirant Corporation - SVP, CFO

Yes, we’re planning to finance Marsh Landing on a project finance basis. We’re right in the midst of that, so I’m not ready yet to provide anything further on what the capital structure might be.

Brandon Blossman - Tudor Pickering Holt - Analyst

Okay, fair enough. The forecasted CapEx is total, correct, including whatever debt you may take out against that?

Bill Holden - Mirant Corporation - SVP, CFO

The CapEx that we show in the CapEx table is total capital expenditures for 2010 and 2011 for Marsh Landing. Just keep in mind that the construction won’t be completed until mid-2213. So some of the CapEx takes place outside of those years.

Brandon Blossman - Tudor Pickering Holt - Analyst

Okay, great, thanks. Hedging, you said that the hedging percentage increased though largely because of changes in forecasted gen time, run times. So is it fair to assume that no real material hedging took place during the quarter?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, we did some hedging during the quarter. I think what I said was designed to convey the facts, which is the increase came largely because of expected lower generation, but not completely.

Brandon Blossman - Tudor Pickering Holt - Analyst

Okay, great, thanks. And can you comment just on any — on your view of the draft legislation from the EPA on coal ash?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, it seems to be an ongoing trend in activities by the government. The proposal is long, it is some 500 pages and it came out I think on Thursday. So though we are — have been reviewing it and assessing it, I’m not yet ready to comment on it.

Brandon Blossman - Tudor Pickering Holt - Analyst

Fair enough. Thanks, guys.

Operator

Julien Dumoulin-Smith, UBS.

Julien Dumoulin-Smith - UBS - Analyst

Hi, good morning. Just wanted to ask a couple of questions. First, with regards to Mirant Marsh Landing, I just noticed the comment at least in the slide saying mid 2013 versus what I had previously seen as May 2013. Is that to be more of a timing function, perhaps a month or two out now?

Ed Muller - Mirant Corporation - Chairman, President, CEO

You picked up on a difference and it is a difference that is only slight. As you know, we need — and as we’ve said, we need the approval of the Power Purchase Agreement by the California Public Utilities Commission, we need various permits from the California Energy Commission. All of that is going along fine.

But given the fact that we need those approvals and we do not control them — we do our part, but we don’t control the process — we have just gone off having as much of a pinpoint down to a month and gone to mid. But we are by and large seeing that we are progressing pretty much as we have anticipated and expected.

Julien Dumoulin-Smith - UBS - Analyst

All right, great. And then with regard to the coal burn side, I don’t mean to push the subject. But any sense as far as what’s going to happen over at the Morgantown facility — as far as being able to blend incrementally?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Blending. John, do you want to speak to that?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

I mean, certainly it’s going to give us some additional flexibility to burn some coal that we previously have not been able to burn and dial in and exactly hit the spec that the plant likes. I think we’ve talked in the past about being able to bring in some higher sulfur coals and blend them with some lower sulfur coals and kind of hit the sweet spot for that station. But again, the project will complete at the end of this year and we’ll have a lot more experience after it’s done.

Julien Dumoulin-Smith - UBS - Analyst

All right, finally, just a real quick question. I mean, one of your power peers yesterday discussed power basis. And I was just wondering if you could talk about what you’re seeing as far as PJM West versus East type deliveries, particular to Pepco, and with regard to hedging on the basis as well.

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Sure. Basis has — we’re in the Pepco zone, so when we talk about basis for us in particular we talk about the spread between the Pepco zone and the West hub. And that has come off quite considerably over say the last year and a half, as you would expect, with lower power demand and lower overall commodity prices. The market is — there is still a very positive spread between the Pepco zone and the West Hub as you would expect because it’s a more constrained zone.

The market does, as you look on a forward basis, and of course we rely on the market for all of our projections and whatnot. But as we look forward the market seems to be pricing in the effects of the trail line, which as we understand it, is expected to come online sometime in 2011. But there is still a very positive basis between the Pepco zone and the West Hub.

Julien Dumoulin-Smith - UBS - Analyst

Great. Any expectations for RPM as far as Pepco goes?

Ed Muller - Mirant Corporation - Chairman, President, CEO

We’re right in the midst of that and I think bids are due today and I don’t think it would be appropriate for us to be commenting on it.

Julien Dumoulin-Smith - UBS - Analyst

Totally fair. And then finally, a last question just with regards to the quarter. How much of the quarter came from the fuel oil and marketing integrating if you can pinpoint a number there? I’m sorry if I missed it.

Bill Holden - Mirant Corporation - SVP, CFO

The contribution to — the contribution to adjusted EBITDA for the quarter from fuel oil management and proprietary trading together was about $8 million higher than last quarter. And together it was about $21 million — or let me find it. Yes, about $19 million.

Julien Dumoulin-Smith - UBS - Analyst

All right, great. Well, thank you so much.

Operator

Brian Russo, Ladenburg Thalmann.

Brian Russo - Ladenburg Thalmann - Analyst

Yes, hi, good morning. Could you just — any more detail you could provide on the Marsh Landing PPA? And if not, when will that be made public?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, it is before the California Public Utilities Commission and until it has approved it I wouldn’t expect it to be made public.

Brian Russo - Ladenburg Thalmann - Analyst

Is there a specific start date that’s kind of embedded in the PPA?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, you can — I think it’s fair to assume when we that expect to go into commercial operation in mid-2013 that that is consistent with what the PPA provides.

Brian Russo - Ladenburg Thalmann - Analyst

Okay. And then could you just comment a little bit more on the first-quarter 2010 volumes? It looks like the intermediate volumes were down significantly in the mid-Atlantic and Northeast and then maybe talk about the trends you see for the remainder of the year.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, because we’re not giving guidance we are not going to be giving trends. But we’ll be happy to talk to you about the first quarter. John?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Yes, as it relates to the intermediate units, in the first quarter of 2009 it’s primarily — as compared to 2010 — it’s primarily as a result of reduced generation at our northeast facilities. As you’ll recall, the Canal facility oftentimes ran for reliability and it did quite significantly in the first part of 2009.

During 2009 there were some transmission upgrades that resulted in less need for the Canal Station for — to run for reliability and as a result we saw significantly less runtime for the Canal Station in the first quarter of 2010.

As it relates to the Mid-Atlantic, we had a very cold winter and our coal units ran slightly more in the first quarter of 2010 than they did in the first quarter of 2009.

Brian Russo - Ladenburg Thalmann - Analyst

All right, thanks a lot.

Operator

Angie Storozynski, Macquarie Capital.

Angie Storozynski - Macquarie Research - Analyst

Thank you. In your press release you refer to your CapEx and you say that once your CapEx is down you will be able to restart your distribution — distribution to shareholders. Should we read into it that it’s potential share buybacks coming?

Bill Holden - Mirant Corporation - SVP, CFO

Angie, this is Bill. I think you’re referring to the paragraph that covers the cash and cash equivalents. And what we’re referring to there is that there is a test for distributions at the Mirant North America level that determines how much cash can be distributed from Mirant North America to Mirant Corporation. And then it’s that — that distribution test currently while we’re in compliance with the covenants, the amount that we can distribute up to Mirant Corp. is currently restricted by the terms of the covenant.

And the reason for that is that the free cash flow calculation in the covenant takes into account capital expenditures and therefore the amount has been affected by the large amount of capital expenditures for compliance with the Maryland Healthy Air Act.

And what we’re saying is when those expenditures no longer affect the calculation at the Mirant North America level we’d expect to be able to resume distributions from Mirant North America to Mirant Corporation. Our thinking on cash levels at Mirant Corporation at the parent level hasn’t changed. So, we’re not implying anything about the future returns of capital.

Angie Storozynski - Macquarie Research - Analyst

Okay, thanks. And about Mid-Atlantic, the strong results in Mid-Atlantic, how much was the weather impact?

Ed Muller - Mirant Corporation - Chairman, President, CEO

John, do you want to speak to this?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Yes. Angie, in what way? Do you mean just (multiple speakers)?

Angie Storozynski - Macquarie Research - Analyst

(multiple speakers) I mean, since — I mean, it seems like the region was very strong and it’s clearly driven by higher volumes. Do you think that it’s in any way related just to the cold winter?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

We certainly had higher prices this year than we did last year, so that resulted in some higher runtimes for our generation both in January and February as compared to 2009. I will say that in March there were — gas prices were much lower and demand was much lower and so we actually had some reduced runtimes in March as compared to the prior year. But that’s — overall I would say it was — your prices were somewhat higher in 2010 than they were in 2009.

Angie Storozynski - Macquarie Research - Analyst

Okay, thanks.

Operator

[Zakeeb Mirza], JPMorgan.

Zakeeb Mirza - JPMorgan - Analyst

Hi, good morning. A couple of questions on capital structure, please. Do you mind expanding on what you mean by addressing $1.8 billion of debt? And what option does that encompass over and above just a simple refinancing?

And secondly, on the timing, how do you balance the state of the markets today which appear open to versus not having the debt on your books too long ahead of year-end or whenever you anticipate close?

And finally, on the free cash flow requirements in the Mirant North America credit facility. How far out does that free cash flow calculation look, is it next 12 months? And we can expect the $300-odd million of CapEx in 2011 to be sufficiently low to avoid tripping that? So potentially we can see this RP test restriction being removed in about three quarters. And does that impact your desire to take out this debt in any way?

Bill Holden - Mirant Corporation - SVP, CFO

I’ll take all those, I’ll make sure I hit them all and if I haven’t you can remind me. With respect to the financing plans, as we said back when we announced the transaction with RRI, our plan is to address the $1.8 billion of debt which Ed outlined earlier. I think certainly we’re reviewing different alternatives and if there is — if there’s the potential to improve the overall capital structure by keeping any debt that would be an attractive to keep, we would certainly consider that and if we think it’s an improvement we would certainly pursue it.

But as I said earlier on the call, our base thinking on this has not changed, that we’re going to address the funded debt at MENA as well as the secured debt and the PEDFA notes at RRI with new unsecured notes at the parent, the GenOn Energy loan.

With respect to how we balance the timing and the market risk, we are looking at that now; we are mindful that the markets seem to be, the debt markets seem to be in good shape and are open to us now. And we are progressing with the financing. We haven’t made any decisions yet but we’re certainly mindful of the fact that the sooner we go to market that risk for the transaction is behind us.

And then I think the final part of the question was with respect to the free cash flow calculation at Mirant North America and how that affects the ability to make distributions. The free cash flow calculation is a trailing 12-month calculation. So it looks back — for each reporting period we look back for the trailing 12-month period.

With respect to how - whether that has had an effect on our thinking with respect to the capital structure of GenOn Energy, I think we expect that putting the new debt at the parent level will accomplish the things that I outlined back in April. It will allow us to retain as much - to combine the capital structures of the two companies, retain as much of the existing debt at both companies as possible and provide an adequate level of financial flexibility going forward.

So we certainly expect that having the new debt at the parent level will give us more financial flexibility going forward than we would have if we have it down at the subsidiaries.

Zakeeb Mirza - JPMorgan - Analyst

Okay, thanks, thanks a lot.

Operator

[Keith Stanley], Deutsche Bank.

Keith Stanley - Deutsche Bank - Analyst

Hi, good morning. For the upcoming RPM auction - I understand you don’t want to be too specific given the timing of the auction - but can you provide some more general color on why Pepco is being modeled separately from Southwest MAAC and PJM’s planning parameters? And then any thoughts on the potential for Pepco to receive its own locational price either in this auction or in the future?

Ed Muller - Mirant Corporation - Chairman, President, CEO

John, why don’t you take that?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Yes. I’ll take the first one and then I’m going to - as Ed said, we’re going to not comment on the second one. As it relates to the first one, it’s procedural and it really has to do with how PJM models the market and they have some calculations of the need within a market area and the transmission limitations looked in that market area.

And they do a test every year to determine whether or not, based on those - there’s a ratio they calculate, and based on those ratios whether or not they need to test a particular area in LDA. And in this case they did that test and determined that they needed to test Pepco as an LDA. So that - it’s purely the tariff as prescribed by PJM that led to that for this year.

Keith Stanley - Deutsche Bank - Analyst

Okay. And then it looks like you’ve added a fair amount of hedges during the quarter. Any chance you’re willing to say roughly when you were active in the market, whether it was in the winter months when we saw some better pricing or towards the second half of the quarter?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, first, let me clarify because, as we said before, the increase in our hedge position, which we showed on the bar charts, largely is a result of projected lower generation in future periods. Some of it comes, the increased hedge position, from adding hedges. And as to when we added them and so on, no, we’re not prepared to say.

Keith Stanley - Deutsche Bank - Analyst

Okay, thank you.

Operator

That does conclude our question-and-answer session. I would like to turn the call back to Mr. Steve Himes for closing remarks.

Steve Himes - Mirant Corporation - IR

Thanks, Regina. We just want to thank everyone for joining us today and we appreciate your interest in Mirant and we look forward to talking to you soon. Thank you.

Operator

Thank you. That does conclude today’s conference call. We thank you all for your participation.

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